Exhibit 12.6

Central Illinois Light Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004	2005	2006	2007		2008
Net income from continuing operations	$32,384	$25,296	$47,012	$75,984		$69,638
Less- Change in accounting principle	—	(2,497)	—	—		—
Add- Taxes based on income	5,450	16,357	9,966	39,195		38,673

Net income before income taxes and change in accounting principle	37,834	44,150	56,978	115,179		108,311
Add- fixed charges:
Interest on long term debt	15,179	13,918	18,044	26,071	(1)	19,724	(1)
Estimated interest cost within rental expense	395	390	289	343		429
Amortization of net debt premium, discount, and expenses	611	473	705	1,065		1,112

Total fixed charges	16,185	14,781	19,038	27,479		21,265

Earnings available for fixed charges	54,019	58,931	76,016	142,658		129,576

Ratio of earnings to fixed charges	3.33	3.98	3.99	5.19		6.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,062	1,998	1,933	1,869		1,354
Adjustment to pre-tax basis	346	1,293	410	977		752

	2,408	3,291	2,343	2,846		2,106

Combined fixed charges and preferred stock dividend requirements	$18,593	$18,072	$21,381	$30,325		$23,371

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.90	3.26	3.55	4.70		5.54

(1) Includes FIN 48 interest expense